Report of Independent Registered Public Accounting Firm

The Board of Trustees of
Dreyfus/Laurel Tax-Free Municipal Funds:

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940, that the Dreyfus/Laurel Tax-Free Municipal Funds (the "Trust"), (comprised of Dreyfus Basic California Municipal Money Market Fund,
Dreyfus Basic Massachusetts Municipal Money Market Fund and Dreyfus
Basic New York Municipal Money Market Fund) (the "Funds")
complied with the requirements of subsections (b)and (c) of Rule
17f-2 under the Investment Company Act of 1940 as of March 31,
2009.  Management is responsible for the Funds' compliance
with those requirements.  Our responsibility is to express
an opinion on management's assertion about the Funds' compliance based on our examination.
Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States)
and, accordingly, included examining, on a test basis, evidence about the Funds' compliance with those requirements and performing such other procedures as we considered necessary in the
circumstances.  Included among our procedures were the
following tests performed as of  March 31, 2009 and with respect to agreement of security purchases and sales, for the period from
June 30, 2008 (the date of our last examination),
through March 31, 2009:
1. 	Examination of The Bank of New York Mellon's
(the "Custodian") security position reconciliations for all
securities held by sub custodians and in book entry
form;
2.	Confirmation of all securities hypothecated, pledged or
placed in escrow with brokers;
3.	Inspection of documentation of other securities held in
safekeeping by the Custodian but not included in 1. and 2. above;
4.	Reconciliation between the Funds' accounting records and
the Custodian's records as of March 31, 2009 and verified reconciling items;
5.         Confirmation of pending purchases for the Funds as of
March 31, 2009 with brokers, and where responses were not received, inspection of documentation corresponding to subsequent cash payments;
6.	Agreement of pending sale activity for the Funds as of
March 31, 2009 to documentation of corresponding subsequent cash receipts;
7.	Agreement of the Trust's trade tickets for two purchases and two sales or maturities for the period June 30, 2008 (the date of our last examination) through March 31, 2009, to the books and records of the Funds noting that they had been accurately recorded and subsequently settled;
8.	We reviewed BNY Mellon Asset Servicing Report on Controls Placed
in Operation and Tests of Operating Effectiveness ("SAS 70 Report") for
the period October 1, 2007 through September 30, 2008 and noted no relevant findings were reported in the areas of Asset Custody and Control; and
9.	We inquired of the Custodian who concurred that all control policies and procedures detailed in Section III Control Objectives, Controls and Tests of Operating Effectiveness of the SAS 70 Report, have remained in operation and functioned adequately from September 30, 2008 through March 31, 2009. In addition, we obtained written representation from the Custodian confirming the above.
We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds' compliance with specified requirements.
In our opinion, management's assertion that the Dreyfus/Laurel Tax-Free Municipal Funds complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of March 31, 2009, with respect to securities reflected in the investment accounts of the Funds is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Trustees of the Dreyfus/Laurel Tax-Free Municipal Funds and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP /s/
New York, New York
June 29, 2009

June 29, 2009


Management Statement Regarding Compliance With
Certain Provisions of the Investment Company Act of 1940

Management of Dreyfus Basic California Municipal Money Market Fund, Dreyfus Basic Massachusetts Municipal Money Market Fund and Dreyfus Basic New York Municipal Money Market Fund (the "Funds") is responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. Management is also responsible for establishing and maintaining effective internal controls over compliance with those requirements. Management has performed an evaluation of the Funds' compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of March 31, 2009 and from June 30, 2008 through March 31, 2009.
Based on the evaluation, Management asserts that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of March 31, 2009 and from June 30, 2008 through March 31, 2009 with respect to securities reflected in the investment accounts of the Funds.

Dreyfus/Laurel Tax-Free Municipal Funds


Richard Cassaro
Assistant Treasurer